EXHIBIT 23.1

Consent of Independent Auditors

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2013 of Teck Resources Limited of our report dated February 26, 2014, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appears in this Annual Report.

We also consent to the incorporation by reference in the Teck Resources Limited’s registration statement on Form S-8 (File Nos. 333-140184 and 333-170840) and the registration statement on Form F-10 of Teck Resources Limited (File No. 333-182478) and of Teck Metals Ltd. (File No. 333-182478-01) of our report referred to above.  We also consent to reference to us under the heading “Experts” in the Registration Statement on Form F-10.

 /s/ PriceWaterhouseCoopers LLP

Chartered Accountants

Vancouver, BC

March 10, 2014